[BARNES & THORNBURG LLP LETTERHEAD]


                                                                  April 15, 2005


VIA EDGAR and FEDERAL EXPRESS
-----------------------------

Ms. Celeste Murphy
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 03-03
Securities and Exchange Commission
Washington, DC  20549-0404

     Re:      Northeast Indiana Bancorp
              Preliminary Schedule 14A
              Filed March 16, 2005
              File No. 000-26012

              Schedule 13E-3
              Filed March 16, 2005
              File No. 005- 48437

Dear Ms. Murphy:

     On behalf of Northeast Indiana Bancorp, Inc. (the "Company"), we are providing in this letter responses to the comments in your letter dated April 8, 2005, regarding the above-referenced filings. Each of the responses to the comments is keyed to the pages in the accompanying amended preliminary Schedule 14A, which includes the changes made to address your comments. All defined terms have the same meaning as in the amended preliminary Schedule 14A.

General
-------

     1. In your supplemental response, confirm to us that your proxy statement will be provided to your shareholders at least 20 calendar days prior to the vote on the proposals in accordance with Rule 13e-3(f)(i).

          We intend to provide the definitive proxy statement to NEIB's stockholders at least 20 calendar days prior to the vote on the proposals in accordance with Rule 13e-3(f)(i).

Fairness of the Split Transaction, page 3
-----------------------------------------

     Please state whether the subject company filing the statement reasonably believes that the Rule I3e-3 transaction is fair or unfair to unaffiliated security holders, as required by Item 1014 of Regulation M-A. Further, because the board relied on the opinion of Keefe Bruyette & Woods, Inc. in this matter, please state whether KBW believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please address fairness to both the continuing and non-continuing

Ms. Celeste Murphy
April 15, 2005
Page 2

unaffiliated  shareholders.   We  note  the  determination  of  fairness  as  to
stockholders, including stockholders that are continuing stockholders and non-continuing, as stated by your board and KBW.

          We have revised the section "Fairness of the Split Transaction" on page 3 of the Proxy Statement to make clear that the directors made the fairness determination with respect to unaffiliated stockholders. We have also revised the Section entitled "PROPOSAL 1-THE SPLIT TRANSACTION-SPECIAL FACTORS-Fairness of the Split Transaction" beginning on page 22 in several places to make it clear that the Board's fairness determination relates to unaffiliated as well as affiliated stockholders. We revised the section "Fairness Opinion of Financial Advisor" on page 3 to make it clear that KBW believes the cash consideration to be paid to non-continuing stockholders is fair to unaffiliated stockholders. We have also revised the section "SUMMARY TERM SHEET-Effects of the Split Transaction" on page 4 to refer to affiliated and unaffiliated stockholders.

Proposal 1, page 13
-------------------

     2. Please describe the circumstances under which the board may abandon the transaction even if it is approved by the stockholders. Further, clarify whether there is a date by which the transaction must occur. Finally, state whether the board may determine to consummate the reverse split but not the forward.

          In "Proposal 1-THE SPLIT TRANSACTION-SPECIAL FACTORS-Overview of the Split Transaction" on page 14, the Company describes the circumstances under which it might abandon the transaction even if approved by the stockholders. It also discloses that there is no date by which the transaction must close, but it is anticipated to close no later than three business days after the stockholder meeting. A statement is made that under no circumstances would the Company proceed with the reverse split and not the forward split.

Background of the Split Transaction, page 14
--------------------------------------------

     3. Please describe the strategic direction of the bank on which the directors focused at the October 26, 2004 meeting. In addition, describe the board's consideration of a possible merger in more detail. We note that KBW discussed such a merger.

          In "Background of the Split Transaction" on pages 15-16, we have provided more information about the merger discussed at the October 26, 2004 meeting and why the Board did not pursue that merger. More details about the directors' opinions on the strategic direction of the Bank have also been added.

     4. Please describe the time requirements that would be required from at least three employees at the bank, as discussed at the November 30, 2004 board meeting. Who estimated the time that would be required? Who found such time requirements to be at an unacceptable level and why?

          In "Background of the Split Transaction" on page 16, information has been added about who made the estimates of additional employee time that would be required under the Sarbanes-Oxley Act of 2002, and the decision that such estimated time was

Ms. Celeste Murphy
April 15, 2005
Page 3

     unacceptable. More details about the employees involved and the increased time requirements anticipated have also been added.

     5. Please describe the liability discussed by the directors at the November 30, 2004 meeting. Explain the board's consideration of such liability regarding management and anyone else, including but not limited to directors, in the case of the company continuing as a public company. Explain why the elimination of such liability, by way of the going private transaction, is in the best interests of you and your stockholders. We note your discussion on page 14 that your officers will not be required to certify the accuracy of your financial statements under SEC rules when you go private pursuant to this transaction.

          We have added a description of the risks of management liability arising from public company status, and the reasons why such increased risks may not be in the best interests of stockholders, to the description of the October 26, 2004 meeting (see pages 15-16 in the "Background of the Split Transaction"). This meeting focused more on this issue than the November 30, 2004 meeting.

     6. Please describe the strategic alternatives and the strategic business plans discussed at the February 4, 2005 and February 10, 2005 board meetings, respectively. For example, describe the pros and cons of the potential merger considered by the board. Did the board consider whether a merger would address any of the concerns which prompted the board to consider a going-private transaction?

          More information about the pros and cons of the possible merger transaction discussed at the February 4th and February 10th meetings has been added to pages 16-17 of "Background of the Split Transaction." In addition more elaboration about why the timing of a merger was not in the best interests of stockholders and with respect to the other business strategies, such as new branches and new products, being considered by the Board has been provided. The Board did not believe the merger would address the concerns prompting its "going private" decision for the reasons set forth on page 17 of the section "Background of the Split Transaction."

     7. Please clarify, if true, that at the February 10, 2005 board meeting the directors discussed their view that the timing of the potential merger would not be in the best interests of those security holders who would not be cashed out in the going private transaction. Were the interests of the unaffiliated security holders being cashed out in the transaction considered regarding this matter?

          In the section "Background of the Split Transaction" on page 17 we have clarified that the directors did not believe the timing of the potential merger would be in the best interests of stockholders who would remain as continuing stockholders after the split transaction, since earnings were expected to improve if the Company achieved the cost savings anticipated from the going private transaction. We have also added a sentence on the reasons why the directors believed that stockholders who might be cashed out in the split transaction could benefit from a future improvement in earnings if they so desired by transferring their shares into nominee name or purchasing more shares on the market following the split transaction.

     8. Was any representation made by the prospective merger partner, that the tentative pricing discussions were flexible, open to discussion and change, or could rise? Was this matter

Ms. Celeste Murphy
April 15, 2005
Page 4

considered by the board when it determined to reject such offer because the pricing discussions were on the low end of the pricing ranges discussed at the October 26, 2005 meeting? Were there any factors that distinguished this offer from the pricing information for mergers of comparable financial institutions that had been presented by KBW at the October 26 meeting? Was this discussed by the board?

          In the section "Background of the Split Transaction" on page 17, we have added a sentence to the effect that the officers of the Bank involved in the discussions did not believe that the prospective merger partner was likely to offer a price that would be acceptable to the Board. The directors were not aware of factors distinguishing the potential offer from the merger information presented by KBW at the October 26, 2004 meeting and a sentence has been added to that effect.

     9. Please identify the other matters considered in the "lengthy discussion" that preceded the conclusion that the board would not proceed with discussions with the prospective merger partner and should instead implement the going private transaction.

          A more complete description of the deliberations of the directors prior to their decision not to proceed with the merger has been added to page 17 of the section "Background of the Split Transaction."

     10. We note that the special committee was empowered to seek legal assistance from Barnes & Thornburg on the legal standards applicable to and steps required for the going private transaction. Was the authority to retain legal counsel limited to the retention of Barnes & Thornburg? How was authority given and by whom? Was there any discussion about a possible conflict of interest in Barnes & Thornburg representing both the special committee, representing the unaffiliated security holders, and NEIB?

          The section "Background of the Split Transaction" on page 17 has been revised to clarify that the Special Committee was authorized to seek legal counsel of its choice to the extent needed in considering the legal standards and steps required for the going private transaction. The authority was given by a resolution adopted by the full Board. The members of that Committee concluded that because Barnes & Thornburg was not prior company counsel and was first hired in connection with the Company's consideration of the "going private" transaction, that any conflict that might exist because the Special Committee used Company counsel as a resource in its deliberations should not preclude the Special Committee from seeking advice from Barnes & Thornburg. This disclosure has been added to the proxy statement at pages 17-18.

     11. We note that on February 11, 2005, a representative of the Special Committee contacted KBW to discuss its possible engagement as financial advisor to NEIB in the going private transaction. Was the special committee seeking services from KBW as well? Were these separate from the services sought by NEIB? Was there any discussion about a possible conflict of interest in KBW providing services to both the special committee, representing the unaffiliated security holders, and NEIB? Was the KBW engagement letter presented to the special committee at the March 3, 2005 meeting representing NEIB, the special committee, or both?

          We have corrected the first full paragraph on page 18 of the proxy statement to reflect that KBW's engagement was by the Special Committee. That in fact was the case

Ms. Celeste Murphy
April 15, 2005
Page 5

     and as previously filed with the SEC, KBW's fairness opinion was addressed to the Special Committee, not to NEIB.

     12. What was the basis for the determination that $23.50 would be an appropriate amount to pay unaffiliated security holders in the split transaction? What other bases were considered? What prices did the other bases support?

          In the  description  of the  March  3,  2005  meeting  of the  Special
     Committee on page 18, the factors considered by the members of that Committee in setting the $23.50 per share price, subject to the receipt of KBW's fairness opinion, are set forth.

Fairness of the Split Transaction, page 20
------------------------------------------

     13. Your discussion of the board's determination of fairness must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in Instruction 2 and paragraph (e) of Item 1014 of Regulation M-A and Item 1015 of Regulation M-A. Please discuss these factors in reasonable detail and, to the extent practicable, the weight assigned to each factor. Does the board expressly adopt the fairness opinion of KBW as its own to satisfy its requirements under Item 1014?

          In the section "Reasons for the Split Transaction" on pages 20-21, an analysis of the extent to which the directors' determination of fairness was based on current and historical market prices, the premium over such market prices, net book value, going concern value, liquidation value, and prices paid by NEIB for its repurchased shares is set forth. Individual directors may have given differing weights to different factors. The Board generally placed more emphasis on the fairness opinion and ultimately relied on KBW's determination that the $23.50 price per share is fair to unaffiliated stockholders.

Fairness Opinion of Financial Advisor, page 25
----------------------------------------------

     14. We note the reference to internal financial analysis and forecasts provided to the financial advisor for use in its fairness determination. These projections should be disclosed. You should also describe the material assumptions underlying them.

          The earnings projections and their underlying assumptions have been added to page 28 of the section "Fairness Opinion of Financial Advisor."

Other Going Private Transactions, page 27
-----------------------------------------

     15. Please state the percentage premium to 30-day average stock price of the $23.50 per share consideration offered to the shareholders in the reverse stock split.

          The percentage premium to 30-day average stock price at the $23.50 per share consideration to be paid to the stockholders in the split transaction has been added to the chart on page 30 of the section "Fairness Opinion of Financial Advisor."

Analysis of Recent Comparable Acquisition Transactions, page 28
---------------------------------------------------------------

     16. Please explain your statement that "for purposes of this fairness opinion KBW believes that the consideration received by the shareholders does not have to represent a change of control premium."

Ms. Celeste Murphy
April 15, 2005
Page 6

          This statement is based on applicable law and the analysis set forth under the subheading "Going Concern Value" on pages 20-21 of the section "Reasons for the Split Transaction." A cross-reference to that discussion has been added to page 30.

     17. Explain why KBW found the comparable group the most appropriate in deriving a comparable transaction value based on NEIB's size and earnings. What are the size and earnings of the comparable companies?

          The requested information about the comparable group has been added to pages 30-31 of the section "Fairness Opinion of Financial Advisor."

Effects of the Split Transaction on NEIB, page 30
-------------------------------------------------

     18. Please include a description of the federal tax consequences of the transaction on the company, affiliates and unaffiliated security holders. Does the company have any net operating losses that it may recognize? If so, please describe in detail. We note your discussion of federal tax consequences on page 34, but your discussion should address the consequences on the aforementioned groups.

          We have divided the tax discussion on page 36 into subsections identifying the tax effect on NEIB, on affiliated and unaffiliated continuing stockholders, and on affiliated and unaffiliated noncontinuing shareholders. We have also indicated in the section "Material Federal Income Tax Consequences of the Split Transaction" on pages 4-5 that the description of the impact on continuing and noncontinuing stockholders relates to affiliated and unaffiliated stockholders. Neither NEIB or the Bank has any operating losses that would be recognized in the split transaction.

     19. Please include a description of the effects of the Rule 13e-3 transaction on the affiliates of the company. Please note that with respect to comment number 2, above, you may have an affiliate of the company as a Schedule 13E-3 filer. If this statement is filed by an affiliate of the company, the description required by paragraph (d) of Item 1013 of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

          A description of the effects of the Rule 13e-3 transaction on the affiliates of NEIB is set forth on pages 26-27, in the section "Effects of the Split Transaction on Affiliates." A paragraph dealing with the change in net book value of NEIB applicable to its executive officers and directors has been added to that section.

Selected Historical and Pro Forma Financial Data. page 36
---------------------------------------------------------

     20. We note that you have incorporated by reference your annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and that on page 51 you make an express statement that the financial statements are incorporated by reference, Please clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 13 of Schedule 13E-3.

          In the Section "Selected Historical and Pro Forma Financial Data" on pages 38-39 we have expressly described the financial statements of NEIB that are being incorporated into the proxy statement. In fact, the shareholder annual report containing

Ms. Celeste Murphy
April 15, 2005
Page 7

     those financial statements will be sent along with the proxy statement to the stockholders, as the proxy statement relates to an annual stockholder meeting. The document also makes clear on page 39 that the entire Form 10-KSB for 2004 is incorporated by reference into the proxy statement.

     21. We note that you have provided summarized historical financial data for NEIB for each of the three years ended December 31, 2004. Please revise this section to include the entirety of the disclosure requirements of Item 1010 of Regulation M-A, including, but not limited to net sales or gross revenues, and gross profit as required by Item 101 0(c)(1) of Regulation M -A and Section 210.1-02(bb)(1)(ii) of Regulation S-X; and income per common share from continuing operations (basic and diluted, if applicable) and ratio of earnings to fixed charges as required by Items 101 0(c)(2) and (4), respectively.

          We have concluded that a ratio of earnings to fixed charges is not appropriate in the context of a reverse stock split by a financial institution. We have, however, added noninterest income and noninterest expense to the pro forma chart in the section "Selected Historical and Pro Forma Financial Data" set forth on page 40, along with line items for income before income taxes and income tax expense. Interest Income and Non-interest Income constitute the only components of "gross revenues" or "gross profit" of NEIB. The Company has included basic and diluted income per share from continuing operations in that chart.

Revocable Proxy
---------------

     22. We note that in proposal one you ask security holders to vote for, against, or abstain the approval of two amendments to the Company's articles of incorporation to effect a reverse 1-for-125 stock split followed immediately by a forward I25-for-I stock split of common shares. Please tell us, in a supplemental response, why these two amendments should not be separated into two separate proposals. Please see Regulation 14a-4(a)(3) of the Proxy Rules and generally, the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004), Division of Corporation Finance.

          It is not appropriate to separate the reverse stock split from the forward stock split on the proxy card. This transaction is in fact a single transaction -- a reverse/forward stock split structured to solely cash out the holders of fewer than 125 shares. Because there will be no disruption of the record holders of more than 125 shares or costs of cashing out fractional shares of such holders and reissuing stock certificates, the Board approved this reverse/forward stock split structure. The Board concluded that that structure was fair to unaffiliated stockholders, continuing or on-continuing. Its conclusion could well be different as to a standard reverse stock split. The Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004) (the "Fifth Supplement") deals with mergers and acquisitions and does not appear to apply to stock splits. However, it does provide that unbundling would not be required when the shareholders of the company to be acquired in a merger will be entitled to receive only cash consideration. By analogy, since the small shareholders in this reverse/forward stock split will be cashed out, that unbundling would not appear required even if stock splits were subject to the Fifth Supplement.

Ms. Celeste Murphy
April 15, 2005
Page 8

Closing Comment

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Enclosed is the requested statement from the Company.

     We would be pleased to discuss with you our responses to your comments. If you have any further questions or comments, please contact me at 317 231-7231.



                                                          Very truly yours,

                                                          /s/ Claudia V. Swhier

                                                          Claudia V. Swhier

CVS/jm

cc:      Michael S. Zahn
         Stephen E. Zahn
         Randy J. Sizemore